WEST AFRICAN VENTURE EXCHANGE CORP.
QUARTERLY REPORT
FORM 51-901F

82-1136

Incorporated as part of:	___X___ Schedule A
	______ Schedules B & C
FOR QUARTER ENDED:	January 31, 2002
DATE OF REPORT:	June 14, 2002
ISSUER DETAILS:	
NAME OF ISSUER:	WEST AFRICAN VENTURE EXCHANGE CORP.
ISSUER'S ADDRESS:	#300 – 750 West Pender Street Vancouver, B.C. V6C 2T7
ISSUER'S TELEPHONE NUMBER:	(604) 684-7994
ISSUER'S FACSIMILE NUMBER:	(413) 487- 5806
CONTACT PERSON:	Mr. Roger MacInnis
CONTACT'S POSITION:	Secretary Treasurer
CONTACT'S TELEPHONE NUMBER:	(604) 684-7994
CONTACT EMAIL ADDRESS:	vulcan113@hotmail.com
WEB SITE ADDRESS:	www.wave-corp.com

dlw 7/16

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

"ANDREW PROWSE"	June 14, 2002
Director	Date Signed
"C. ROBERT DAUBERT"	June 14, 2002
Director	Date signed

WEST AFRICAN VENTURE EXCHANGE CORP.

FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED APRIL 30, 2002 AND

THREE MONTH PERIOD ENDED JANUARY 31, 2002

WEST AFRICAN VENTURE EXCHANGE CORP.
BALANCE SHEETS
(Unaudited – Prepared By Management)

	April 30, 2002	January 31, 2002	October 31, 2001
ASSETS			
CURRENT			
Cash	$ -	$ 21	$ 37
Accounts receivable	394	250	133
	$ 394	$ 271	$ 170
LIABILITIES			
CURRENT			
Accounts payable	$ 70,171	$ 67,978	$ 67,978
Due to related parties (Note 6)	109,900	102,400	92,741
Mineral project advance (Note 5)	103,436	103,436	103,436
	283,507	273,814	264,155
SHAREHOLDERS' DEFICIENCY			
SHARE CAPITAL (Note 4)	4,226,577	4,226,577	4,226,577
DEFICIT	(4,509,690)	(4,500,120)	(4,490,562)
	(283,113)	(273,543)	(263,985)
	$ 394	$ 271	$ 170

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)
COMMITMENTS (Note 3)
SUBSEQUENT EVENTS (Note 8)

APPROVED BY THE DIRECTORS:

"Andrew R. Prowse" Director

"C. Robert Daubert" Director

See accompanying notes

WEST AFRICAN VENTURE EXCHANGE CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared By Management)

	2002		2001	
	Six Month Period Ended April 30	Three Month Period Ended April 30	Six Month Period Ended April 30	Three Month Period Ended April 30
ADMINISTRATIVE EXPENSES				
Consulting	$ -	$ -	$ 2,500	$ 2,500
Legal, accounting and audit	-	-	12,500	6,500
Management fees	15,000	7,500	18,000	9,000
Office and miscellaneous	2,078	20	4,670	2,981
Regulatory and transfer agent	2,050	2,050	5,387	2,807
Travel and accommodation	-	-	6,172	6,172
LOSS FOR THE PERIOD	(19,128)	(9,570)	(49,229)	(29,960)
DEFICIT, BEGINNING	(4,490,562)	(4,500,120)	(4,400,047)	(4,419,316)
DEFICIT, ENDING	$(4,509,690)	$(4,509,690)	$(4,449,276)	$(4,449,276)
LOSS PER SHARE	$(0.00)	$(0.00)	$(0.00)	$(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES	10,508,844	10,508,844	10,508,844	10,508,844

See accompanying notes

WEST AFRICAN VENTURE EXCHANGE CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared By Management)

	2002 Three Month Period Ended January 31	2001 Three Month Period Ended January 31
ADMINISTRATIVE EXPENSES		
Legal, accounting and audit	$ -	$ 6,000
Management fees	7,500	9,000
Office and miscellaneous	2,058	1,689
Regulatory and transfer agent	-	2,580
LOSS FOR THE PERIOD	(9,558)	(19,269)
DEFICIT, BEGINNING	(4,490,562)	(4,400,047)
DEFICIT, ENDING	$(4,500,120)	$(4,419,316)
LOSS PER SHARE	$(0.00)	$(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES	10,508,844	10,508,844

See accompanying notes

WEST AFRICAN VENTURE EXCHANGE CORP.
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared By Management)

	2002		2001	
	Six Month Period Ended April 30	Three Month Period Ended April 30	Six Month Period Ended April 30	Three Month Period Ended April 30
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$(19,128)	$(9,570)	$(49,229)	$(29,960)
Changes in non-cash working capital items				
Accounts receivable	(261)	(144)	709	(208)
Accounts payable	2,193	2,193	(2,249)	(4,465)
	(17,196)	(7,521)	(50,769)	(34,633)
FINANCING ACTIVITIES				
Due to related parties	17,159	7,500	49,377	32,117
NET INCREASE (DECREASE) IN CASH	(37)	(21)	(1,392)	(2,516)
CASH, BEGINNING	37	21	1,701	2,825
CASH, ENDING	$ -	$ -	$ 309	$ 309

See accompanying notes

WEST AFRICAN VENTURE EXCHANGE CORP.
STATEMENTS OF CASH FLOWS
(Unaudited -- Prepared By Management)

	2002 Three Month Period Ended January 31	2001 Three Month Period Ended January 31
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Loss for the period	$(9,558)	$(19,269)
Changes in non-cash working capital items		
Accounts receivable	(117)	917
Accounts payable	-	2,216
	(9,675)	(16,136)
FINANCING ACTIVITIES		
Due to related parties	9,659	17,260
NET INCREASE (DECREASE) IN CASH	(16)	1,124
CASH, BEGINNING	37	1,701
CASH, ENDING	$ 21	$ 2,825

See accompanying notes

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is a public company whose shares are currently suspended from trading on the TSX Venture Exchange ("TSX") in respect to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file required financial information. The Company has subsequently filed the required financial information and the cease trade order has been rescinded. The TSX is currently conducting a re-instatement review. Effective May 4, 2001, the Company was deemed inactive by the TSX and is expected to initiate a reorganization by May 4, 2002 and is required to achieve their maintenance requirements no later that November 4, 2002, failing which trading in the securities of the Company may be suspended.

The Company is in the exploration stage with respect to its interest in resource properties and has not yet determined whether these properties contain reserves that are economically recoverable . The recoverability of amounts incurred in respect to resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under property acquisition agreements to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. As at April 30, 2002, the Company has a working capital deficiency of $283,113 and has incurred losses of $4,509,690 since inception. The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and to repay its liabilities arising from normal business operations when they come due.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Resource Properties

Resource property costs are expensed as project investigation costs until such time as the Company has entered into formal binding agreements and/or can demonstrate title to the property or project. Upon an agreement being executed and/or title being obtained, the cost of mineral properties and related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned.

b) Basic And Diluted Loss Per Share

Basic earnings per share ("EPS") is calculated by dividing the loss applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted EPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted EPS.

c) Fair Value Of Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, due to related parties and mineral project advance approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities. The future tax assets or liabilities are calculated using the tax rates for the period in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

3. OIL AND GAS PROPERTIES

The Company has entered into an option agreement dated January 2, 2001 with Daubert-Howell Energy, Ltd. ("Daubert-Howell") of San Antonio, Texas. Daubert-Howell has an option to acquire a 12.5% working interest (10% net revenue interest) in 1037.8 acres and 26 wells, flow lines, storage tanks and other equipment necessary to implement and produce oil by a water - flood secondary recovery operation.

To exercise the option, the Company is required to issue 1,650,000 common shares of the Company and pay, on or before July 24, 2002, U.S. $1,500,000.

Daubert-Howell is related to the Company by virtue of a common director. To assist in exercising the option, Daubert-Howell has arranged a U.S. $750,000 loan from the Jefferson State Bank, Texas. The bank will hold title to the property as security for the loan.

4. SHARE CAPITAL

a) Authorized - 100,000,000 common shares without par value.

b) Issued

	Number	$
Balance, April 30 and January 31, 2002 and October 31, 2001	10,508,844	$ 4,226,577

Included in the number of shares issued are 837,500 common shares issued during the year ended October 31, 1996 for which payment has not been received. The subscription receivable of $134,000 has been deducted from share capital.

c) Escrow Shares

Issued share capital of 10,508,844 includes 257,813 shares held in escrow. The escrow agreement relating to these shares has expired and the shares are now subject to cancellation.

5. MINERAL PROJECT ADVANCE

The mineral project advance relates to a cash advance in respect to the Mineral Exploration Agreement between Evan Exploration And Development Company Limited, a company related by virtue of a common director, and the Company to carry out geophysical and geological surveys over a significant portion of Edo State, Nigeria. The aerial survey portion of the project has not yet commenced because of the delay in obtaining necessary permits from the Federal Government of Nigeria. The cash received was advanced to a director of the Company.

6. RELATED PARTY TRANSACTIONS

The Company was charged the following amounts for services rendered by directors and officers:

	2002		2001	
	Six Month Period Ended April 30	Three Month Period Ended April 30	Six Month Period Ended April 30	Three Month Period Ended April 30
Legal, accounting and audit	$ -	$ -	$ 12,000	$ 6,000
Management fees	15,000	7,500	18,000	9,000
	$ 15,000	$ 7,500	$ 30,000	$ 15,000

	2002	2001
	Three Month Period Ended January 31	Three Month Period Ended January 31
Legal, accounting and audit	$ -	$ 6,000
Management fees	7,500	9,000
	$ 7,500	$ 15,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are due to directors and former directors for services provided to the Company, expenses incurred on behalf of the Company and cash advances to the Company. The amounts are unsecured, non-interest bearing and without terms for repayment.

7. CORPORATION INCOME TAX LOSS CARRYFORWARDS

As at October 31, 2001, the Company has accumulated non-capital losses totaling $1,000,517 which can be utilized to offset taxable income of future years. These losses expire as follows:

Expiry Date	Amount
October 31, 2002	$ 344,401
2003	84,166
2004	126,416
2005	115,682
2006	106,892
2007	132,445
2008	90,515
	$ 1,000,517

At October 31, 2001, the Company also has incurred aggregate exploration and development expenses of $3,068,919 which may be applied against future years taxable income at various rates per year.

The potential future tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

8. SUBSEQUENT EVENTS

The Company has announced its intention to reorganize (subject to regulatory approval) the Company's affairs, including the consolidation of its authorized share capital on an up to 1 for 10 basis, a name change and a settlement of certain of the Company's outstanding debts.

The Company has negotiated a loan of $25,000 with an officer of the Company. The loan is due on April 30, 2003, bears interest at 24% per annum and is unsecured. $10,000 was advanced to the Company on May 10, 2002. The Company has agreed (subject to regulatory approval) to pay a bonus equal to 20% of the average amount outstanding during the term of the loan, such bonus to be paid in post-consolidation shares.

WEST AFRICAN VENTURE EXCHANGE CORP.
QUARTERLY REPORT
FORM 51-901F

INCORPORATED AS PART OF:	________ Schedule A
	___X___ Schedules B & C
FOR QUARTER ENDED:	April 30, 2002
DATE OF REPORT:	June 14, 2002
ISSUER DETAILS:	
NAME OF ISSUER:	WEST AFRICAN VENTURE EXCHANGE CORP.
ISSUER'S ADDRESS:	#300 – 750 West Pender Street Vancouver, B.C. V6C 2T7
ISSUER'S TELEPHONE NUMBER:	(604) 684-7994
ISSUER'S FACSIMILE NUMBER:	(413) 487-5806
CONTACT PERSON:	Mr. Roger MacInnis
CONTACT'S POSITION:	Secretary Treasurer
CONTACT'S TELEPHONE NUMBER:	(604) 684-7994
CONTACT'S EMAIL ADDRESS:	vulcan113@hotmail.com
WEB SITE ADDRESS:	www.wave-corp.com

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained
therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

"ANDREW PROWSE"	June 14, 2002
Director	Date Signed
"C. ROBERT DAUBERT"	June 14, 2002
Director	Date Signed

WEST AFRICAN VENTURE EXCHANGE CORP.
QUARTERLY REPORT
FORM 51-901F

Schedule B: Supplementary Information

1. See April 30, 2002 financial statements.

2. Related party transactions:

   - management fees $7,500

3. a) No securities were issued during the quarter.

   b) No options were granted during the quarter.

4. a) Share Capital - Authorized - 100,000,000 common shares without par value

   b) Share Capital - Issued - 10,508,884 common shares

   c) No options are outstanding.

   No warrants are outstanding.

   d) 257,813 shares are held in escrow. The escrow agreement relating to these shares has expired and the shares are now subject to cancellation.

5. Directors:

   Andrew Prowse
   Edward White
   Robert Daubert
   Teidi Yakubu
   Mumuni O. Ibitoye

WEST AFRICAN VENTURE EXCHANGE CORP.
QUARTERLY REPORT
FORM 51-901F

Schedule C: Supplementary Information

Schedule C – Management Discussion

West African Venture Exchange Corp has been the subject of a cease trade order issued by the British Columbia Securities Commission on April 3, 2002 and the Alberta Securities Commission, April 26, 2002. Both of the Securities Commissions have revoked their Cease Trade Orders, trading is to resume on the TSX Venture Exchange on Thursday, June 27, 2002. The orders were issued for failing to file annual statements within the specified time period.

The company was declared inactive by the TSX Venture Exchange approximately 1 year ago and has until November 4, 2002, to complete a re-organization in order to retain its Tier 2 trading status. The company is required to negotiate an interest in a "Property of Merit" and raise funds to meet its working capital requirements and property work commitments.

The proposed directors have many years experience in the mining industry and are confident that a property satisfactory to the TSX Venture Exchange can be acquired and funding sourced.

The company has been notified by the Ministry of Mines and Energy of Newfoundland that it has been granted license to forty-one claims (license #8861M and #8862M) in the Botwood Gold trend in central Newfoundland.

In the meantime efforts are being made to negotiate settlements with the company's creditors. While success is not guaranteed, management believes the company can satisfy all regulatory requirements and return to trading within the specified time limit.

The company has scheduled its Annual General Meeting for July 29, 2002. At that meeting shareholders will be asked to approve the reorganization of the company's affairs. The reorganization will include the following: consolidation of the company's authorized capital on an up to ten-for-one basis; change of the company's name from West African Venture Exchange Corp. to Northern Exploration Corp.; or to such name as determined upon by directors and acceptable to the Registrar of Companies for British Columbia and the TSX Venture Exchange and a settlement of certain of the company's outstanding debts.

A loan in the amount of $25,000.00 has been negotiated to fund the reorganization costs. The loan is due and payable on April 30, 2003. Funds will be advanced to the company as required up to a maximum of $25,000.00 and bear interest at the rate of 24.0% per annum on funds advanced. The lender may, at his option, participate in the company's shares for debt settlement agreement.

Peter Holbek resigned from the company's Board effective April 30, 2002 and Roger MacInnis has been appointed secretary treasurer of the company.

On Behalf of the Board of Directors

"Andrew Prowse"
Per: Andrew Prowse
President